UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

CENTRAL PUERTO S.A

BUENOS AIRES, August 20, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martín 344

City of Buenos Aires

Subject: Purchase agreement for the "Proyecto Solar Cafayate"

From my consideration:

I am pleased to write to you, in my capacity as Responsible for Market Relations of Central Puerto S.A. (the "Company"), to inform you that today the Company entered into a purchase and sale agreement with Canadian Solar Energy Group B.V. and Canadian Solar UY Holding Latam S.A. for the acquisition of 100% of the shares and votes of Fieldfare Argentina S.R.L. which owns and operates the solar farm "Proyecto Solar Cafayate" (Cafayate Solar Project), located in the Province of Salta, with a nominal power of approximately 80 MW and a generation of 220 GWh.

The closing is expected on September 2, 2025, subject to the fulfillment of certain standard conditions applicable to this kind of transaction.

This transaction reaffirms CPSA's commitment to the development of the energy sector, marking a new milestone in its technology diversification strategy and its commitment to expand and consolidate its strategic participation in the renewable energy market.

With no further matters to address, I extend my sincere regards.

_____________________________

Leonardo Marinaro

Head of Market Relations / Attorney-in-Fact

Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 20, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact